SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2022

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

CONTENT

Basis of Presentation

From 3Q20 onwards, the Earnings Release is expressed in U.S. dollars to facilitate the reading of results. YPF has defined the U.S. dollar as its functional currency and subsidiaries having the Argentine Peso as functional currency were adjusted for inflation, corresponding to a hyperinflationary economy, in accordance with IAS guidelines. Unless otherwise indicated, the calculation of all Income Statement figures in U.S. dollars are calculated as the sum of: (1) YPF S.A. individual financial results expressed in Argentine pesos divided by the average exchange rate of the period; and (2) the financial results of YPF S.A.’s subsidiaries expressed in Argentine pesos divided by the exchange rate at the end of period. Cash Flow items were converted to U.S. dollars using the average exchange rate for each period; whereas Balance Sheet items were converted to U.S. dollars using the end of period exchange rate for each period. The accumulated financial information presented in this document is calculated as the sum of the quarters for each period.

Summary Consolidated Financials Unaudited Figures, in US$ million	2Q21	1Q22	2Q22	Y/Y Δ	Q/Q Δ	1H21	1H22	Y/Y Δ
Revenues	3,349	3,635	4,855	44.9%	33.5%	5,997	8,490	41.6%
EBITDA	1,146	1,035	1,545	34.8%	49.2%	1,971	2,580	30.9%
Adjusted EBITDA	1,084	972	1,500	38.4%	54.3%	1,851	2,473	33.6%
Operating income before impairment of assets	310	380	850	174.0%	123.9%	388	1,229	217.0%
Operating income	310	380	850	174.0%	123.9%	388	1,229	217.0%
Net income before impairment of assets	(492)	248	798	N/A	221.5%	(517)	1,046	N/A
Net income	(492)	248	798	N/A	221.5%	(517)	1,046	N/A
EPS	(1.22)	0.64	2.01	N/A	214.1%	(1.28)	2.65	N/A
Capex	580	748	932	60.6%	24.7%	1,067	1,679	57.3%
FCF	311	391	318	2.2%	-18.7%	595	709	19.0%
Cash and cash equivalents	935	1,329	1,243	32.9%	-6.5%	935	1,243	32.9%
Total debt	7,434	7,241	7,085	-4.7%	-2.2%	7,434	7,085	-4.7%

EBITDA = Operating income + Depreciation of PP&E + Depreciation of the right of use assets + Amortization of intangible assets + Unproductive exploratory drillings + (Reversal) / Deterioration of PP&E. Adjusted EBITDA = EBITDA that excludes IFRS 16 and IAS 29 effects +/- one-off items. EPS attributable to shareholders of the parent company (basic and diluted).

FCF = Cash flow from Operations less capex (Investing activities), M&A (Investing activities), and interest and leasing payments (Financing activities).

1. MAIN HIGHLIGHTS

•

Adjusted EBITDA reached a quarterly mark of US$1.5 billion, expanding 54% sequentially and 38% y/y, primarily on the back of improved pricing across our business segments, despite further cost increases.

•

Total hydrocarbon production averaged 504 Kboe/d during the quarter (-0.4% q/q and +9.2% y/y; oil production +1.4% q/q and +7.2% y/y), increasing to 510 Kboe/d during July as drilling and completion activity during the quarter led to further increases in total production after 2Q22.

•

Shale production continued reaching new record levels, while we continue making progress on operational efficiencies setting new records on fracking and drilling speeds, leading to a further reduction in the development cost at our Core Hub operations. In that sense, we continued delivering a remarkable expansion in our shale oil and shale gas production of 48% and 80% y/y, respectively.

•	Local fuels’ demand remained very strong, standing 12.5% above pre-pandemic levels of 2Q19, led by domestic sales of diesel which grew by 11% q/q, reaching a historical quarterly record.

•

Higher processing levels at our refineries contributed to meeting the historical demand during the quarter, complemented through imported volumes of gasoline and diesel (which although still above historical averages, came down by 33% q/q), a greater portion of biofuels in the blend and inventory consumption. Nevertheless, the record diesel demand caused some disruptions in the normal supply to customers in a context of local logistics constraints.

•	Total CAPEX increased by 25% q/q, reaching US$932 million in 2Q22, accumulating US$1.679 million during the first half of the year (+57% y/y), now estimated to surpass initial guidance by about 10%.

•

Free cash flow was positive for the ninth consecutive quarter at US$310 million – accumulating US$701 million during 6M22 –, permitting a further reduction in our net debt to US$5,843 million and taking the net leverage ratio down to 1.3x.

2. ANALYSIS OF CONSOLIDATED RESULTS

Consolidated Revenues Breakdown Unaudited Figures, in US$ million	2Q21	1Q22	2Q22	Y/Y Δ	Q/Q Δ	1H21	1H22	Y/Y Δ
Diesel	1,111	1,283	1,775	59.7%	38.3%	2,032	3,058	50.5%
Gasoline	581	817	880	51.5%	7.8%	1,195	1,697	42.1%
Natural gas as producers (third parties)	394	327	444	12.8%	36.0%	653	771	18.0%
Other	821	748	1,069	30.1%	42.9%	1,373	1,816	32.3%

Total Domestic Market	2,907	3,175	4,168	43.4%	31.3%	5,253	7,343	39.8%

Jet fuel	26	85	122	369.7%	43.4%	50	207	313.5%
Grain and flours	230	113	304	32.4%	168.8%	344	417	21.5%
Crude oil	11	5	0	N/A	N/A	17	5	-68.5%
Petchem & Other	176	257	261	48.2%	1.4%	334	518	55.1%

Total Export Market	442	461	687	55.3%	49.1%	744	1,148	54.2%

Total Revenues	3,349	3,635	4,855	44.9%	33.5%	5,997	8,490	41.6%

During 2Q22, revenues totaled US$ 4,855 million, increasing by 33.5% q/q and 44.9% y/y. On a sequential basis, this growth was primarily the result of higher prices on fuels’ retail domestic sales (about 50% of total revenues) and, even more pronounced, on wholesale domestic fuels (about 10% of total revenues), higher natural gas prices due to the seasonal adjustments within the Plan Gas contracts and products that correlate closely with international prices, such as lubricants, jet fuel, propane, petrochemicals and virgin naphta (about 20% of total revenues) and higher volumes dispatched of diesel.

•

Total diesel revenues in the domestic market (retail and wholesale) – 36.6% of total revenues – increased by 38.3% sequentially driven by an increase of 22.9% in prices and 12.5% of volumes sold. The diesel volume dispatched in 2Q represented the highest mark in any given quarter and the secuential growth was mainly caused by seasonal demand from Agro business; the rebound of activity in certain industrial segments, such as mining and transportation; and higher demand from neighboring countries.

•

Gasoline sales in the local market – 18.1% of total sales – increased by 7.8% q/q, driven by a rise of 11.5% q/q in prices at the pump, partially offset by a decrease in volumes sold of 3.3% due to the higher seasonal summer demand of the first quarter.

•

Natural gas revenues as producers sold to third parties in the domestic market represented 9.1% of total sales, increasing by 36.0% q/q mainly due to higher average realization prices of 29.7% driven by the seasonality factor included in the Plan GasAR between May and September, while volumes rose by 4.9%.

•

Other domestic sales increased by 42.9% q/q mainly due to higher seasonal sales of fertilizers and natural gas to the retail distribution segment -through our subsidiary Metrogas- and also driven by, higher prices of international-priced products.

•

Export revenues rose by 49.1% q/q mainly due to higher exports of grain and flours, on the back of the greater seasonal demand, jet fuel and fuel oil among others, all benefiting from higher international prices.

Consolidated Costs Breakdown Unaudited Figures, in US$ million	2Q21	1Q22	2Q22	Y/Y Δ	Q/Q Δ	1H21	1H22	Y/Y Δ
Lifting cost	(460)	(534)	(610)	32.7%	14.3%	(871)	(1,143)	31.3%
Other Upstream	(101)	(56)	(85)	-15.8%	52.1%	(160)	(141)	-11.7%
Refining & Logistics	(255)	(289)	(344)	34.9%	19.0%	(484)	(633)	30.8%
Other Downstream	(112)	(108)	(148)	32.0%	36.9%	(210)	(255)	21.9%
G&P, Corpo. & Other	(87)	(126)	(171)	96.0%	36.2%	(152)	(297)	95.5%

Total OPEX	(1,015)	(1,112)	(1,358)	33.8%	22.1%	(1,876)	(2,470)	31.7%

Depreciation & Amortization	(835)	(651)	(693)	-17.0%	6.4%	(1,582)	(1,344)	-15.1%
Royalties	(187)	(216)	(242)	29.1%	12.1%	(358)	(457)	27.6%
Other	(139)	(123)	(186)	34.6%	52.1%	(232)	(309)	33.1%

Total Other Costs	(1,161)	(989)	(1,121)	-3.4%	13.3%	(2,173)	(2,110)	-2.9%

Fuels imports	(95)	(334)	(346)	265.3%	3.5%	(170)	(680)	301.0%
Crude oil purchases to third parties	(248)	(256)	(310)	25.0%	21.1%	(500)	(566)	13.1%
Biofuel purchases	(90)	(167)	(253)	182.9%	51.5%	(198)	(421)	112.6%
Non-oil agro purchases	(322)	(196)	(503)	56.1%	156.7%	(440)	(698)	58.6%
Other purchases	(195)	(191)	(313)	60.6%	64.1%	(361)	(504)	39.8%
Stock variations	86	3	210	144.6%	7028.6%	111	213	91.8%

Total Purchases & Stock Variations	(863)	(1,141)	(1,515)	75.5%	32.8%	(1,557)	(2,655)	70.5%

Other operating results, net	(1)	(14)	(12)	2219.8%	-15.4%	(4)	(25)	623.8%
Impairment of assets	—	—	—	N/A	N/A	—	—	N/A

Operating Costs + Purchases + Impairment of Assets	(3,039)	(3,256)	(4,005)	31.8%	23.0%	(6,295)	(7,261)	15.3%

Stock variations include price effects by US$62 million in 2Q21, US$(18) million for 1Q22 and US$131 million for 2Q22.

In terms of costs, operating expenses (OPEX) in the second quarter totaled US$ 1,358 million, representing a rise of 22.1% compared to 1Q22. This was mainly due to the overall accelerated inflationary environment and the unions wage agreements closed in April, combined with higher pulling and fuel sales transportation activity and increased energy costs. These factors pushed our cost structure higher in U,S. dollar terms given the context of a slow pace of currency devaluation. In the same line, total OPEX increased 33.8% y/y, driven by the inflationary process described above and an overall growth across our business, considering that activity in 2Q21 was still affected by the effects of the pandemic.

Total Purchases and Stock Variations increased by 32.8% sequentially. The q/q increase in purchases, a category highly correlated with demand levels for refined products, was mainly driven by the following factors:

•

Gasoline and diesel imports increased by 3.3% q/q, primarily due to higher prices by 53.5%, partially offset by a decrease in volumes by 32.7%, accounting for a 8.1% of total fuels sales versus the 12.7% of the previous quarter. This decrease in fuel imports volumes, coupled with an increased demand, was possible by the expansion in the processing levels at our refineries, higher biofuel purchases and inventory consumption.

•

Crude oil purchases grew by 21.1% q/q led by higher volume of 6.8% and higher prices of 13.4% as price increases in local fuels during the quarter made it possible to improve prices of local crude. As a result, refinery daily processing levels showed a sequential increase of 1.8%.

•	Non-oil agro purchases increased by 156.7% sequentially, mainly due to the soaring seasonal demand of grains and flours, aligned with the higher sales of non-oil agro products.

•

Biofuel purchases rose by 51.5% due to an increase of 82.0% and 25.4% in biodiesel and bioethanol respectively. Biodiesel variation can be explained through the increase in diesel demand during the quarter and a higher biodiesel blend stated by the government plus a temporary additional increase for two months beginning in mid-June. Moreover, prices rose by 18.3% for biodiesel and 22.2% for bioethanol.

In terms of our inventories, a positive stock variation of US$210 million was recorded during 2Q22, mainly because of a growth in non oil agro stock volumes, as well as an upward trend in the replacement cost of our inventories; partially offset by a decrease in diesel and gasoline stocks.

Consolidated Net Income Breakdown Unaudited Figures, in US$ million	2Q21	1Q22	2Q22	Y/Y Δ	Q/Q Δ	1H21	1H22	Y/Y Δ
Operating income	310	380	850	174.0%	123.9%	388	1,229	2

Interests in companies and joint ventures	15	115	133	800.1%	15.9%	73	248	241.9%
Financial results, net	(116)	(44)	(4)	-96.4%	-90.4%	(165)	(48)	-71.0%

Earnings before tax	209	451	979	368.4%	117.0%	296	1,430	4

Income tax	(701)	(203)	(181)	-74.2%	-10.7%	(813)	(384)	-52.8%

Net Income	(492)	248	798	N/A	221.5%	(517)	1,046	N/A

Net Income before impairment of assets	(492)	248	798	N/A	221.5%	(517)	1,046	N/A

Net financial results for 2Q22 represented a US$4 million loss compared to the loss of US$44 million posted in 1Q22. This was primarily led by higher net FX gains due to higher currency devaluation q/q.

As a result of the operating and financial evolution, earnings before taxes for 2Q22 reached positive US$979 million, increasing more than 100% q/q, while net income for the quarter resulted in a gain of US$798 million, compared to the gain of US$248 million in 1Q22.

3. EBITDA AND ADJUSTED EBITDA RECONCILIATION

Adjusted EBITDA for 2Q22 totaled US$1,500 million, showing an increase of 54.3% sequentially and growing 38.4% against 2Q21. The sequential improvement was partially supported by higher realization prices across the board, including higher prices of diesel and gasoline, natural gas and other international-priced products, the incremental oil production and processing levels, partially offset by higher OPEX.

The below tables display the reconciliation between EBITDA and Adjusted EBITDA for the quarter:

Reconciliation of Adjusted EBITDA Unaudited Figures, in US$ million	2Q21	1Q22	2Q22	Y/Y Δ	Q/Q Δ	1H21	1H22	Q/Q Δ
Net Income	(492)	248	798	N/A	221.5%	(517)	1,046	N/A
Financial results, net	116	44	4	-96.4%	-90.4%	165	48	-71.0%
Interests in companies and joint ventures	(15)	(115)	(133)	800.1%	15.9%	(73)	(248)	241.9%
Income tax	701	203	181	-74.2%	-10.7%	813	384	-52.8%
Unproductive exploratory drillings	1	5	2	323.8%	-48.3%	1	7	1144.2%
Depreciation & amortization	835	651	693	-17.0%	6.4%	1,582	1,344	-15.1%
Impairment of assets	—	—	—	N/A	N/A	—	—	N/A

EBITDA	1,146	1,035	1,545	34.8%	49.2%	1,971	2,580	30.9%

Leasing	(63)	(65)	(63)	0.2%	-1.9%	(124)	(128)	3.3%
Other adjustments	2	2	19	1030.7%	1011.2%	4	20	408.7%

Adjusted EBITDA	1,084	972	1,500	38.4%	54.3%	1,851	2,473	33.6%

EBITDA breadkdown by segment Unaudited Figures, in US$ million	Upstream	Downstream	Gas & Energy	Corporate & Other	Consolid. Adjustments	Total
Operating income	337	625	40	(94)	(58)	850
Depreciation & amortization	506	138	21	29	(1)	693
Unproductive exploratory drillings	2	—	—	—	—	2
Impairment of assets	—	—	—	—	—	—

EBITDA	845	763	61	(65)	(59)	1,545

Leasing	(39)	(19)	(6)	—	—	(63)
Other adjustments	1	1	(1)	18	—	19

Adjusted EBITDA	807	745	54	(47)	(59)	1,500

The main variations of Adjusted EBITDA for the quarter by business segment are displayed on the below chart:

4. ANALYSIS OF RESULTS BY BUSINESS SEGMENT

4.1. UPSTREAM

Upstream Operating data Unaudited Figures	2Q21	1Q22	2Q22	Y/Y Δ	Q/Q Δ	1H21	1H22	Y/Y Δ
Net Production Breakdown

Crude Production (Kbbld)	210,2	222,1	225,3	7,2%	1,4%	208,9	223,8	7,1%

Conventional	157,0	148,7	148,3	-5,6%	-0,3%	157,7	148,5	-5,8%
Shale	49,8	70,4	73,9	48,3%	5,0%	48,1	72,1	49,9%
Tight	3,3	3,1	3,2	-4,5%	4,5%	3,2	3,1	-0,9%

NGL Production (Kbbld)	36,6	44,2	41,7	14,0%	-5,7%	33,1	43,0	30,0%

Conventional	18,3	15,8	16,8	-8,4%	6,4%	17,3	16,3	-6,0%
Shale	16,5	26,9	23,7	43,5%	-11,9%	14,3	25,3	77,2%
Tight	1,8	1,6	1,3	-29,0%	-19,1%	1,5	1,4	-5,3%

Gas Production (Mm3d)	34,1	38,1	37,6	10,4%	-1,2%	32,9	37,8	14,9%

Conventional	17,7	15,5	15,2	-14,1%	-1,9%	17,9	15,3	-14,1%
Shale	8,6	15,3	15,5	80,5%	1,2%	7,5	15,4	105,8%
Tight	7,8	7,3	7,0	-10,8%	-4,5%	7,6	7,1	-6,1%

Total Production (Kboed)	461,1	505,8	503,7	9,2%	-0,4%	449,1	504,7	12,4%

Conventional	286,6	261,9	260,6	-9,1%	-0,5%	287,3	261,3	-9,1%
Shale	120,2	193,3	194,7	62,1%	0,7%	109,3	194,0	77,5%
Tight	54,3	50,6	48,3	-11,0%	-4,4%	52,5	49,4	-5,8%
Average realization prices
Crude Oil (USD/bbl)	51,6	58,9	65,1	26,2%	10,6%	50,9	62,0	21,9%
Natural Gas (USD/MMBTU) (*)	3,9	3,0	3,9	0,7%	29,6%	3,4	3,4	1,1%

(*)	Average realization price for third parties

Total hydrocarbon production remained almost flat sequentially, with a continuous growing trend in crude oil production of 1.4%, a slight decline in natural gas production and a decrease of 5.7% in NGL production primarily due to a temporary shutdown of non-operated plant of “Aguada Pichana Este” fields during April, and evacuation constraints in La Calera area that will be lifted during the course of August. On a y/y basis, we achieved a growth of 9.2% driven by an outstanding expansion from our shale blocks, with shale oil increasing by 48.3%, while shale gas expanded 80.5%. As a result, shale accounted for 38.7% of our total consolidated production in 2Q22, growing from 26.1% only a year ago.

Average daily crude oil production increased by 1.4% q/q, driven by a 5.0% growth in shale, which was slightly offset by a 0.3% contraction in our conventional fields, where positive results in tertiary recovery were not enough to fully mitigate the natural decline rate of our mature fields. In that sense, tertiary recovery at Manantiales Behr recorded an increase of 5.0% sequentially, reaching a new record high in total oil production of 26.4 kbbl/d during June, supported by 8 Polymer Injection Units (PIUs) in operation to expand EOR (Enhanced Oil Recovery) production in the area, one of which was commissioned during this quarter. Currently, tertiary recovery represents about 26% of Manantiales Behr total production. In addition, as part of our strategy to expand tertiary recovery, we continued the EOR Pilot Project in El Trebol area, using the recovery methodology tested at Manantiales Behr, with very promising results.

Separately, with regards to our unconventional production, it is worth highlighting that during the second quarter we completed the drilling of a new 4-well PAD in Loma Campana, which contains the 3 largest wells in Vaca Muerta at over 4,400 meters of horizontal length. In addition, we we drilled a second PAD in the Aguada del Chañar block, which is our newest development within our shale oil core hub, fully owned by YPF.

On the natural gas side, average daily production decreased 1.2% q/q, driven by a contraction in our conventional fields by 1.9% as a result, primarily, of the natural decline of Loma la Lata and Estación Fernández Oro assets and lower demand on the back of milder weather conditions that sligthy affected May’s production, partially offset by an increase in shale production of 1.2%.

In terms of midstream oil, we remained focused on the works needed to de-bottlenecking the continuous expansion of Vaca Muerta. By April 2022, we completed, through our subsidiary Oldelval, the revamping of the 4 pumping stations within the pipeline that connects Vaca Muerta to Puerto Rosales and we continued adding polymers as drag-reducing agents with the aim of increasing the pipeline capacity by reducing friction. As a result, current evacuation capacity to Puerto Rosales is about 44 km3/d, and enables the crude oil production to be evacuated without any capacity restrictions.

Oil and gas realization prices during the quarter increased q/q. Our average realization oil price increased by 10.6% on a sequential basis which was made possible by local fuel price adjustments implemented during the quarter, to about US$65.1 per barrel, only partially benefiting from the rally in international prices, as local crude continued being negotiated between local producers and refiners in a way to smooth out the impact of the volatility in international reference prices into local pump prices. On the gas side, the average price for third parties for the quarter was US$3.9/MMBTU, rising by 29.6% q/q supported by the seasonality factor included in the Plan GasAR between May and September.

In 2Q22, total segment revenues reached US$1,749 million, increasing by 13.6% compared to 1Q22 and by 26.2% y/y.

•	Crude oil revenues expanded by 9.6% q/q mainly driven by the sequential growth of 10.6% in prices described above.

•	Natural gas revenues went up by 25.8% q/q, mainly due the seasonal price increase of 29.6% detailed previously, partially offset by a decrease in volumes by 2.9%.

Upstream Financials Unaudited Figures, in US$ million	2Q21	1Q22	2Q22	Y/Y Δ	Q/Q Δ	1H21	1H22	Y/Y Δ
Crude oil	971	1,152	1,263	30.1%	9.6%	1,921	2,415	25.7%
Natural gas	423	387	487	14.9%	25.8%	709	873	23.2%
Other	(9)	1	(1)	-93.3%	N/A	3	0	-90.3%

Revenues	1,385	1,539	1,749	26.2%	13.6%	2,633	3,288	24.9%

Depreciation & amortization	(663)	(476)	(506)	-23.7%	6.2%	(1,244)	(981)	-21.1%
Lifting cost	(460)	(534)	(610)	32.7%	14.3%	(871)	(1,144)	31.3%
Royalties	(187)	(213)	(239)	27.5%	12.3%	(358)	(451)	25.9%
Exploration expenses	(8)	(10)	(13)	53.3%	24.2%	(10)	(23)	129.3%
Other	(79)	(88)	(45)	-43.6%	-49.3%	(143)	(133)	-7.0%

Operating income before impairment of assets	(12)	219	337	N/A	54.1%	7	556	8143.5%

Impairment of assets	—	—	—	N/A	N/A	—	—	N/A

Operating income	(12)	219	337	N/A	54.1%	7	556	8143.5%

Depreciation & amortization	663	476	506	-23.7%	6.2%	1,244	981	-21.1%
Unproductive exploratory drillings	1	5	2	323.8%	-48.3%	1	7	1144.2%
Impairment of assets	—	—	—	N/A	N/A	—	—	N/A

EBITDA	652	699	845	29.7%	20.8%	1,252	1,545	23.4%

Leasing	(38)	(37)	(39)	1.1%	3.4%	(77)	(76)	-1.3%
Other adjustments	0	(0)	(1)	N/A	235.8%	0	(1)	N/A

Adjusted EBITDA	614	662	807	31.6%	21.9%	1,175	1,469	25.1%

Capex	480	606	730	52.0%	20.5%	905	1,336	47.6%

Unit Cash Costs Unaudited Figures, in US$/boe	2Q21	1Q22	2Q22	Y/Y Δ	Q/Q Δ	1H21	1H22	Y/Y Δ
Lifting Cost	11.0	11.7	13.3	21.4%	13.4%	10.7	12.5	16.9%
Royalties and other taxes	4.8	5.2	5.7	17.9%	8.9%	4.8	5.4	12.6%
Other Costs	2.6	1.5	2.1	-18.7%	40.1%	2.2	1.8	-16.3%

Total Cash Costs (US$/boe)	18.3	18.4	21.0	14.8%	14.3%	17.7	19.7	11.7%

In terms of our cost structure on a per unit basis, total cash costs increased by 14.3% sequentially and 14.8% y/y, due to the following:

•

Lifting costs increased by 14.3% q/q mainly due to the overall accelerated inflationary process including the unions wage agreements closed in April, higher pulling activity and increased energy costs, combined with a slower pace of local currency depreciation. Compared to 2Q21, the increase was 14.8%, driven by the previously mentioned inflationary process and considering that activity in 2Q21 was still affected by the effects of the pandemic. When breaking down our lifting costs by type of operation in 2Q22, our unconventional activities averaged US$3.8 per BOE, a decrease of 1.1% q/q while our conventional activities averaged US$20.5 per BOE, a rise of 16.4% q/q. Lifting cost within our shale hub core achieved a further reduction from 3.7 US$/boe in 1Q22 to 3.5 US$/boe in 2Q22.

•	Royalties within the upstream segment, and other taxes increased 8.9% sequentially, where natural gas royalties increased by 26.1%, and by 6.4% for crude oil, mainly due to higher realization prices.

•	The increase in “Other Costs” was mainly explained by some extraordinary charges recorded during 2Q22.

In summary, adjusted EBITDA for the upstream segment reached US$807 million in the quarter. This marked a growth of 21.9% q/q and a 31.6% increase compared to 2Q21.

CAPEX:

During 2Q22 upstream capex represented US$730 million, increasing 20.5% sequentially and 52.0% y/y. Out of the total, 71% was destined to drilling and workover, 26% to new facilities or the expansion of existing ones, and the remaining 3% to exploration and other upstream activities.

During this quarter, drilling and workover activities continued as expected, completing a total of 59 new wells in our operated blocks. Regarding activity within our unconventional upstream operations, during this quarter, we completed a total of 29 new horizontal wells in our operated blocks, 23 of shale oil and 6 of shale gas. In addition, it is worth highlighting that in Bandurria Sur block, we continued with the construction of a crude oil treatment plant, which will become the third plant within our oil core hub operations, and the expansion of the crude oil treatment plant in La Amarga Chica area.

On the conventional side, the activity continued to be focused on integrity investments in order to reduce risks and gain reliability in certain facilities as well as mobilizing resources into tertiary recovery, where we continued focusing on the main project at Manantiales Behr and starting pilots in the areas of El Trébol, Los Perales and Cañadón León.

4.2. DOWNSTREAM

Downstream Operating data Unaudited Figures	2Q21	1Q22	2Q22	Y/Y Δ		Q/Q Δ		1H21	1H22	Y/Y Δ
Crude processed (Kbbld)	266.4	282.6	287.7	8.0%		1.8%		269.9	285.2	5.7%
Refinery utilization (%)	81.2%	86.1%	87.7%	650	bps	156	bps	82%	87%	5.7%
Sales volume

Sales of refined products (Km3)	4,264	4,505	4,650	9.1%		3.2%		8,405	9,155	8.9%

Total domestic market	3,976	4,154	4,323	8.7%		4.1%		7877.2	8,477	7.6%
of which Gasoline	1,032	1,410	1,364	32.1%		-3.3%		2271.5	2,774	22.1%
of which Diesel	1,931	2,030	2,284	18.3%		12.5%		3742.0	4,314	15.3%
Total export market	288	351	328	13.6%		-6.6%		527.4	678	28.6%

Sales of petrochemical products (Ktn)	229	215	217	-5.3%		0.8%		476	432	-9.4%

Domestic market	179	180	189	5.9%		5.1%		345	370	7.1%
Export market	50	35	27	-45.3%		-21.5%		131	62	-52.7%

Sales of grain, flours and oils (Ktn)	456	271	517	13.2%		90.5%		751	788	4.9%

Domestic market	11	7	39	243.1%		445.5%		22	46	107.4%
Export market	445	264	478	7.4%		80.9%		729	742	1.8%

Sales of fertilizers (Ktn)	328	104	166	-49.3%		59.4%		514	270	-47.4%

Domestic market	328	104	166	-49.3%		59.4%		514	270	-47.4%

Net average prices of fuels in the domestic market
Gasoline (USD/m3)	514	532	589	14.6%		10.9%		485	562	15.9%
Diesel (USD/m3)	546	596	738	35.4%		24.0%		514	670	30.2%

Net Average domestic prices for gasoline and diesel are net of taxes, commissions, commercial bonuses and rights.

Nominal capacity at 328.1 Kbbl/d since 1Q21

Crude oil processed during the quarter stood at 287.7 Kbbl/d, which represented an increase of 1.8% q/q and 8.0% y/y. The utilization rate was 87.7% and crude oil purchases to third parties increased 6.8% q/q. It is worth noting that during the first half of the year, we achieved a record high production of gasoline and middle distillates through the maximization of our refinery conversion levels, in order to partially reduce dependance on imports.

Domestic gasoline sales volumes decreased by 3.3% due to the higher seasonal summer demand of the first quarter surpassing pre-pandemic levels by 8.2%, while domestic diesel volumes rose by 12,5% sequentially, driven by the highest level ever dispatched of diesel in any given quarter, standing 16% above pre-pandemic levels of the same second quarter of 2019.

This historically high diesel demand stressed supply logistics in certain regions of the country, causing some disruptions in the normal supply to consumers. However, the company faced this exceptional high demand through increased processing levels, higher than historical imports, a greater portion of biofuels in the blend and drawing on inventories, that have gradually restored the normal supply of diesel to customers.

Net average diesel prices in the domestic market in U.S. dollar terms increased 24.0% q/q, while net average gasoline prices increased 10.9% q/q. The sequential growth was attributable to an active pricing policy on the basis of which we continued to adjust prices at the pump during May and June aiming at compensating for the depreciation of the currency while also managing to partially track rallying international reference prices. In addition, we have continued with the strategy of reducing the discounts at the wholesale segments and even adjusting wholesale prices above retail prices where, in some particular segments/cases, we were able to fully translate international parities to local clients.

In addition, during 2Q22, we continued benefiting from a high pricing environment on the basket of refined products, other than gasoline and diesel, that correlate with international prices, which represent about 20% of our total revenues. Accordingly, petrochemicals, lubricants and jet fuel prices rose by 12.7%, 16.9%, and 44.2% against the previous quarter, respectively, among other products linked to international prices.

Downstream Financials Unaudited Figures, in US$ million	2Q21	1Q22	2Q22	Y/Y Δ	Q/Q Δ	1H21	1H22	Y/Y Δ
Diesel	1,111	1,283	1,775	59.7%	38.3%	2,032	3,058	50.5%
Gasoline	581	817	880	51.5%	7.8%	1,195	1,697	42.1%
Other domestic market	638	622	844	32.1%	35.7%	1,102	1,465	32.9%
Export market	442	422	671	51.9%	59.0%	716	1,094	52.7%

Revenues	2,773	3,144	4,170	50.4%	32.6%	5,045	7,315	45.0%

								N/A
Depreciation & amortization	(140)	(134)	(138)	-1.6%	3.0%	(274)	(272)	-0.9%
Refining & Logistics costs	(255)	(289)	(344)	34.9%	19.0%	(484)	(633)	30.8%
Fuels imports	(95)	(334)	(346)	265.3%	3.5%	(170)	(680)	301.0%
Crude oil purchases (intersegment + third parties)	(1,219)	(1,434)	(1,596)	31.0%	11.3%	(2,421)	(3,030)	25.2%
Biofuel purchases	(90)	(167)	(253)	182.9%	51.5%	(198)	(421)	112.6%
Non-oil agro purchases	(322)	(196)	(503)	56.1%	156.7%	(440)	(698)	58.6%
Other	(310)	(280)	(365)	17.9%	30.3%	(517)	(646)	25.0%

Operating income before impairment of assets	343	310	625	82.4%	101.7%	541	935	72.7%

Impairment of assets	—	—	—	N/A	N/A	—	—	N/A

Operating income	343	310	625	82.4%	101.7%	541	935	72.7%

Depreciation & amortization	140	134	138	-1.6%	3.0%	274	272	-0.9%
Impairment of assets	—	—	—	N/A	N/A	—	—	N/A

EBITDA	483	444	763	58.0%	72.0%	815	1,206	47.9%

Leasing	(20)	(19)	(19)	-4.3%	-2.4%	(36)	(38)	7.0%
Other adjustments	0	1	1	2285.1%	13.9%	1	2	117.4%

Adjusted EBITDA	463	425	745	60.8%	75.2%	780	1,170	49.9%

Holding results from oil products	61	68	192	211.8%	181.8%	169	260	53.6%

Adjusted EBITDA excl. holding results from oil products	402	357	553	37.7%	54.9%	611	910	48.9%

Capex	81	105	171	111.1%	62.3%	132	276	108.6%

Revenues during 2Q22 totaled US$4,170 million, an increase of 32.6% compared to 1Q22, mainly driven by higher average prices of local fuels and internationally-priced products and highlighting the sequential growth in local fuel diesel demand.

Refining and logistics costs went up 19.0% q/q, mainly as a result of higher regular maintenance works and energy costs in our refineries, coupled with higher transportation costs related to the increase of sales volumes.

Separately, gasoline and diesel imports increased 3.3% primarily due to higher prices, partially offset by a decrease in volumes. Crude oil purchases (including inter-segment purchases to our Upstream operations) increased 11.3%, mainly due to higher crude oil realization price by 10.7% and a slight increase in refining processing leveles. Biofuel purchases increased by 51.5% as a result of the rise in prices and higher volumes of biodiesel purchased, in line with the sequential growth in diesel demand and the mandatory blending increase declared by the government plus a temporary additional increase for two months beginning in mid-June. Non-oil agro purchases increased by 156.7%, mainly driven by a seasonal expansion in the purchases of fertilizer and grains, aligned with the sequential increase in sales of non-oil agro products.

As a result, Downstream adjusted EBITDA, excluding inventories price effects from oil products, totaled US$21.1 per barrel. Within the Downstream segment, Refining & Marketing adjusted EBITDA reached US$18.5 per barrel of crude processed. It is worth highlighting that these results came on the back of a benign pricing environment, primarily on products that correlate closely with international prices, such as petrochemicals, lubricants, jet fuel, LPG, etc., which represent around 25% of the Downstream revenues.

CAPEX:

In 2Q 2022, Downstream capex totaled US$171 million for the quarter, setting a 62.3% increase compared to the first quarter and a 111.1% rise y/y.

During 2Q22, we continued with the execution of the new fuel specifications project, including the construction of a new diesel hydrotreatment unit at the Luján de Cuyo refinery and a gasoline hydrotreatment and revamping of existing gasoline units, in La Plata Industrial Complex. The purpose of these works is to comply with the new fuel specifications established by Resolution No. 576/2019, which will come into force in 2024. In addition, we made progress in the revamping of the Topping D Unit of La Plata Refinery, which will allow greater processing of shale crude oil, and which is expected to be ready by 2024.

In terms of midstream oil investments, which consolidate within the Downstream segment, we continued with the construction of the La Amarga Chica-Puesto Hernández pipeline, an investment totaling about US$230 million, mostly concentrated in 2023, which will increase the evacuation of crude oil from our core hub blocks to the northern of the Neuquén Province, to be either exported to Chile through the TransAndean Oil Pipeline expected to be back in operations by early next year, or re-directed to our Lujan de Cuyo refinery.

During this quarter we also continued investing in maintaining and improving safety conditions for people and facilities,complying with the current environmental regulations in refining operations, logistics and dispatch of oil products.

4.3. GAS AND POWER

Gas & Power Financials Unaudited Figures, in US$ million	2Q21	1Q22	2Q22	Y/Y Δ	Q/Q Δ	1H21	1H22	Y/Y Δ
Natural gas as producers (intersegment + third parties)	427	388	493	15.5%	27.0%	712	881	23.7%
Natural gas retail segment	109	61	138	26.9%	125.1%	166	199	19.9%
Other	43	85	117	174.7%	37.4%	70	203	189.8%

Revenues	578	535	748	29.4%	39.9%	948	1,283	35.3%

Depreciation & amortization	(13)	(22)	(21)	65.8%	-6.6%	(25)	(43)	74.6%
Natural gas purchases (intersegment + third parties)	(424)	(397)	(490)	15.3%	23.3%	(713)	(887)	24.3%
Other	(130)	(112)	(197)	52.0%	76.0%	(230)	(310)	34.4%

Operating income before impairment of assets	11	3	40	259.7%	1182.2%	(20)	43	N/A

Impairment of assets	—	—	—	N/A	N/A	—	—	N/A

Operating income	11	3	40	259.7%	1182.2%	(20)	43	N/A

Depreciation & amortization	13	22	21	65.8%	-6.6%	25	43	74.6%
Impairment of assets	—	—	—	N/A	N/A	—	—	N/A

EBITDA	24	25	61	156.9%	139.3%	5	86	1780.7%

Leasing	(5)	(8)	(6)	10.6%	-25.5%	(11)	(14)	23.5%
Other adjustments	1	(0)	(1)	N/A	82.9%	3	(1)	N/A

Adjusted EBITDA	20	17	54	179.1%	215.3%	(3)	72	N/A

Capex	6	7	11	75.1%	62.5%	10	18	73.4%

Sales of natural gas as producers include domestic and external markets

Revenues during 2Q22 totaled US$748 million, rising 39.9% compared to 1Q22, mainly driven by an increase of 27.0% in sales of natural gas, as producers in the local market and abroad – 66% of the segment’s sales - due to a price increase of 29.4% driven by the seasonality factor included in the Plan GasAR.

Natural gas sales mainly from our controlled company Metrogas S.A. to the retail distribution segment (residential customers and small businesses) and to large customers (power plants and industries) – 18% of segment’s sales – increased by 125.1% q/q mainly on the back of seasonality of natural gas sales.

When comparing this segment’s revenues y/y, we can appreciate revenues increasing by 29.4% driven by a 26.9% rise in the retail segment and 15.5% growth in natural gas sales as producers. In both cases, there was a positive y/y demand evolution due to weather conditions, reflecting an increase of 15.9% in retail segment volumes and 14.8% in volumes of natural gas as producers.

Total operating costs, excluding depreciation and amortization, increased by 34.9% q/q primarily due to higher purchases of natural gas in line with the growth in sales.

As a whole, Adjusted EBITDA stood at US$54 million. This shows a 215.3% growth compared to the US$17 reached in 1Q22.

4.4. CORPORATE AND OTHER

Corporate & Other Financials Unaudited Figures, in US$ million	2Q21	1Q22	2Q22	Y/Y Δ	Q/Q Δ	1H21	1H22	Y/Y Δ
Revenues	181	234	280	55.2%	19.8%	324	514	58.6%

Operating costs and other	(217)	(294)	(375)	72.6%	27.3%	(403)	(669)	66.1%

Operating income before impairment of assets	(36)	(60)	(94)	158.7%	56.5%	(78)	(155)	97.2%

Impairment of assets	—	—	—	N/A	N/A	—	—	N/A

Operating income	(36)	(60)	(94)	158.7%	56.5%	(78)	(155)	97.2%

Depreciation & amortization	21	20	29	41.7%	44.6%	42	50	19.5%
Impairment of assets	—	—	—	N/A	N/A	—	—	N/A

EBITDA	(16)	(40)	(65)	313.7%	62.5%	(37)	(105)	185.2%

Leasing	—	—	—	N/A	N/A	—	—	N/A
Other adjustments	1	1	18	3462.5%	1617.3%	(0)	19	N/A

Adjusted EBITDA	(15)	(39)	(47)	210.0%	21.0%	(37)	(86)	133.8%

Capex	13	30	21	57.6%	-30.9%	20	50	152.1%

This business segment involves mainly corporate costs and other activities that are not reported in any of the previously mentioned business segments.

Corporate and other adjusted EBITDA represented a loss of US$47 million in 2Q 2022, compared to a loss of US$39 million in 1Q22.

Our subsidiary AESA maintained its adjusted EBITDA q/q as well as the Sand Mining Operations unit. Consequently, the sequential increase in the EBITDA loss of this segment was recorded in our corporate areas driven by a rise in marketing and media expenses and higher technology costs.

Moreover, comparing the evolution of the EBITDA y/y, the loss rose by more than 200%, as 2Q21 recorded one-off real estate sales and the activity was still affected by the effects of the pandemic.

5. LIQUIDITY AND SOURCES OF CAPITAL

5.1. CASH FLOW SUMMARY

Summary Consolidated Cash Flow Unaudited Figures, in US$ million	2Q21	1Q22	2Q22	Y/Y Δ	Q/Q Δ	1H21	1H22	Y/Y Δ
Cash BoP	612	611	795	29.9%	30.2%	1,106	611	-44.8%
Net cash flow from operating activities	1,001	1,433	1,334	33.3%	-6.9%	2,974	2,768	-6.9%
Net cash flow from investing activities	(531)	(839)	(1,021)	92.3%	21.8%	(1,557)	(1,860)	19.5%
Net cash flow from financing activities	(525)	(370)	(379)	-27.8%	2.5%	(1,689)	(749)	-55.7%
FX adjustments & other	(17)	(40)	(62)	N.M	54.1%	(183)	(102)	-44.4%

Cash EoP	540	795	667	23.5%	-16.1%	650	667	2.7%

Investment in financial assets	395	534	575	45.8%	7.8%	395	575	45.8%

Cash + short-term investments EoP	935	1,329	1,243	32.9%	-6.5%	1,044	1,243	19.0%

FCF	311	391	310	-0.5%	-20.8%	540	701	29.6%

FCF = Cash flow from Operations less capex (Investing activities), M&A (Investing activities), and interest and leasing payments (Financing activities). BoP stands for beginning of period / EoP stands of end of period.

In 2Q22 we continued the positive trend in our cash flow from operations, which reached US$1,343 million, comfortably covering our investment plan and interest payments, allowing for further net debt reduction. On a sequential basis, the cash flow from operations decreased 6.3%, despite higher EBITDA levels, primarily due to the positive non-cash stock variation recorded in 2Q22 and the negative working capital variation generated by the seasonality in our sales of natural gas.

Net cash flow from investing activities was negative US$1,021 million, compared to negative US$839 million in 1Q22. This variation was mainly driven by an increase in financial assets’ investments, and an expansion in cash investment payments. In 2Q21, net cash outflow from investing activities was negative US$531 million, significantly lower than 2Q22, as our investment activity was still negatively impacted by the effects of the pandemic.

Net cash flow from financing activities amounted to negative US$379 million in 2Q22, standing at similar levels to those recorded in the previous quarter. It is worth noting that we continued with a reduction in cash interest expenses q/q and during this 2Q22 we prepaid a peso-denominated syndicated loan for the equivalent of about US$82 million, as part of a proactive strategy to minimize the cost of carry of our global financial position.

As a result, free cash flow before debt financing reached US$310 million during the quarter, being positive for the ninth consecutive quarter. This improvement was related to the previously mentioned robustness of our profitability, together with the reduction in cash interest payments, partially compensated by the increase of our investment program in 2022.

In terms of liquidity, our cash and short-term investments stood at US$1,243 million by the end of June, a decrease of US$86 million when compared to the previous quarter, including US$575 million of sovereign bonds and treasury notes. During 2Q22, sovereign bonds in the secondary market experienced a high volatility which resulted in a 3.5% loss over our total liquidity, when marking-to-market all of our financial position.

However, this impact was not fully reflected in our balance sheet since a portion of our position in sovereign bonds are booked on an accrual basis given they are held to maturity. Consequently, the net impact recorded in our consolidated liquidity was less than 2%.

In terms of cash management, during the quarter we continued with an active asset management approach to minimize FX exposure, considering the regulations in force that prevent us from holding a larger portion of our liquidity in foreign currency. In that sense, in a context of limited available dollarized instruments in the local market and given the high level of liquidity that continued during this quarter, we ended up with a consolidated net FX exposure of 27% of total liquidity. Nevertheless, if we consider the liquidity invested in inflation indexed instruments as a proxy-hedge to FX risk, the net exposure falls to 18%.

5.2. NET DEBT

Net debt breakdown Unaudited Figures, in US$ million	2Q21	1Q22	2Q22	Q/Q Δ
Short-term debt	1.274	523	766	46,6%
Long-term debt	6.160	6.719	6.320	-5,9%

Total debt	7.434	7.241	7.085	-2,2%

Avg. Interest rate for AR$-debt	35,7%	38,0%	42,4%
Avg. Interest rate for US$-debt	7,6%	7,7%	7,9%
% of debt in AR$	6%	5%	3%

Cash + short term investments	935	1.329	1.243	-6,5%

% of cash in AR$	55%	61%	62%

Net debt	6.499	5.912	5.843	-1,2%

Average interest rates for AR$ and US$ debt refer to YPF on a stand-alone basis.

As of June 30th, 2022, YPF’s consolidated net debt totaled US$5,843 million, decreasing by US$70 million q/q. On a year over year basis, the total reduction in our net debt reached US$656 million and, taking into consideration the 9 consecutive quarters with positive free cash flow, the cumulative net debt reduction totals the staggering amount of US$1,797 million.

On the same note, in 2Q22 we delivered further reduction in our net leverage position, reaching a ratio of 1.31x net debt to 12-month adjusted EBITDA, showcasing the tremendous recovery in our operating and financial performance, after peaking a net leverage ratio of 4.9x in 1Q21. In addition, our liquidity position comfortably exceeds our short-term debt, considering debt principal maturities of US$641 million coming due within the next 12 months.

In terms of financial activities, in line with an efficient liquidity management, in June 2022 YPF prepaid the peso-denominated tranche of a local syndicated loan for an amount equivalent to US$82 million. This loan, in which 14 local banks participated, was made up of two tranches: a U.S. dollar-denominated tranche for an amount of US$33 million, and a peso-denominated tranche which was prepaid. The final maturity of the AR$ tranche was July 2024, and accrued a variable interest rate based on BADLAR plus a margin of 6.50%.

Additionally, in April 2022, YPF subscribed an interest rate swap with the aim of hedging our exposure in relation to the cross-border SOFR-based CAF loan of US$300 million maturing in December 2024. Interest on this financing accrued at a rate based on 6-month Term SOFR plus a margin.

Regarding our maturity profile, as of June 30th, 2022, we faced total maturities of US$146 million for the remaining six months of 2022, around 40% corresponding to amortizations of international bonds, and the balance mainly consisting in short-term local bank loans and trade financing. The following chart shows the consolidated principal debt maturity profile of the company as of June 30th, 2022, expressed in millions of U.S. dollars:

6. TABLES AND NOTES

6.1. CONSOLIDATED INCOME STATEMENT

Income Statement Unaudited Figures, in US$ million	2Q21	1Q22	2Q22	Y/Y Δ	Q/Q Δ	1H21	1H22	Y/Y Δ
Revenues	3,349	3,635	4,855	44.9%	33.5%	5,997	8,490	41.6%

Costs	(2,639)	(2,839)	(3,444)	30.5%	21.3%	(4,878)	(6,283)	28.8%

Gross profit	710	796	1,411	98.6%	77.1%	1,120	2,207	97.1%

Selling expenses	(276)	(255)	(377)	36.6%	47.9%	(500)	(631)	26.2%
Administrative expenses	(115)	(138)	(159)	38.3%	15.6%	(218)	(297)	36.5%
Exploration expenses	(9)	(11)	(13)	53.0%	24.4%	(10)	(24)	128.1%
Impairment of property, plant and equipment and intangible assets	—	—	—	N/A	N/A	—	—	N/A
Other operating results, net	(1)	(14)	(12)	2219.8%	-15.4%	(4)	(25)	623.8%

Operating income	310	380	850	174.0%	123.9%	388	1,229	217.0%

Income of interests in companies and joint ventures	15	115	133	800.1%	15.9%	73	248	241.9%
Financial Income	206	301	455	121.2%	51.0%	459	757	64.7%
Financial Cost	(376)	(403)	(510)	35.7%	26.7%	(741)	(913)	23.1%
Other financial results	54	58	51	-6.3%	-11.9%	117	108	-7.6%
Financial results, net	(116)	(44)	(4)	-96.4%	-90.4%	(165)	(48)	-71.0%

Net profit before income tax	209	451	979	368.4%	117.0%	296	1,430	383.5%

Income tax	(701)	(203)	(181)	-74.2%	-10.7%	(813)	(384)	-52.8%

Net profit for the period	(492)	248	798	N/A	221.5%	(517)	1,046	N/A

Net profit for shareholders of the parent company	(479)	250	790	N/A	216.2%	(502)	1,040	N/A
Net profits for non-controlling interest	(13)	(2)	8	N/A	N/A	(15)	6	N/A
Earnings per share attributable to shareholders of the parent company (basic and diluted)	(1.22)	0.64	2.01	N/A	214.1%	(1.28)	2.65	N/A

Note: Information reported in accordance with International Financial Reporting Standards (IFRS).

Income Statement Unaudited Figures, in AR$ million	2Q21	1Q22	2Q22	Y/Y Δ	Q/Q Δ	1H21	1H22	Y/Y Δ
Revenues	315,873	388,169	578,011	83.0%	48.9%	550,763	966,180	75.4%

Costs	(248,940)	(303,142)	(410,626)	64.9%	35.5%	(447,471)	(713,768)	59.5%

Gross profit	66,933	85,027	167,385	150.1%	96.9%	103,292	252,412	144.4%

Selling expenses	(26,021)	(27,224)	(44,888)	72.5%	64.9%	(45,966)	(72,112)	56.9%
Administrative expenses	(10,912)	(14,774)	(19,218)	76.1%	30.1%	(20,037)	(33,992)	69.6%
Exploration expenses	(804)	(1,123)	(1,553)	93.2%	38.3%	(963)	(2,676)	177.9%
Impairment of property, plant and equipment and intangible assets	—	—	—	N/A	N/A	—	—	N/A
Other operating results, net	(55)	(1,457)	(1,370)	2390.9%	-6.0%	(331)	(2,827)	754.1%

Operating income	29,141	40,449	100,356	244.4%	148.1%	35,995	140,805	291.2%

Income of interests in companies and joint ventures	1,439	12,229	15,465	974.7%	26.5%	6,555	27,694	322.5%
Financial Income	19,314	32,110	53,736	178.2%	67.3%	41,661	85,846	106.1%
Financial Cost	(35,448)	(43,037)	(60,960)	72.0%	41.6%	(67,771)	(103,997)	53.5%
Other financial results	5,262	6,332	7,017	33.4%	10.8%	10,947	13,349	21.9%
Financial results, net	(10,872)	(4,595)	(207)	-98.1%	-95.5%	(15,163)	(4,802)	-68.3%

Net profit before income tax	19,708	48,083	115,614	486.6%	140.4%	27,387	163,697	497.7%

Income tax	(65,970)	(21,666)	(21,551)	-67.3%	-0.5%	(75,896)	(43,217)	-43.1%

Net profit for the period	(46,262)	26,417	94,063	N/A	256.1%	(48,509)	120,480	N/A

Net profit for shareholders of the parent company	(45,017)	26,603	93,087	N/A	249.9%	(47,083)	119,690	N/A
Net profits for non-controlling interest	(1,245)	(186)	976	N/A	N/A	(1,426)	790	N/A
Earnings per share attributable to shareholders of the parent company (basic and diluted)	(114.67)	67.69	236.84	N/A	2.50	(119.93)	304.53	N/A

6.2. CONSOLIDATED BALANCE SHEET

Consolidated Balance Sheet	In US$ million		In AR$ million
Unaudited Figures	31-Mar-22	30-Jun-22	31-Mar-22	30-Jun-22
Non-current Assets
Intangible assets	416	414	46.181	51.816
Properties, plant and equipment	16.114	16.323	1.787.255	2.042.489
Assets for leasing	496	521	54.984	65.163
Investments in companies and joint ventures	1.651	1.715	183.092	214.656
Deferred tax assets, net	15	14	1.625	1.810
Other receivables	54	50	5.995	6.279
Trade receivables	42	40	4.706	5.044
Investment in financial assets	35	179	3.865	22.389

Total Non-current Assets	18.823	19.257	2.087.703	2.409.646

Current Assets
Assets held for disposal	1	1	111	125
Inventories	1.510	1.723	167.500	215.577
Contract assets	16	17	1.765	2.168
Other receivables	507	604	56.195	75.523
Trade receivables	1.394	1.547	154.630	193.543
Investment in financial assets	534	575	59.182	72.007
Cash and cash equivalents	795	667	88.210	83.501

Total Current Assets	4.757	5.134	527.593	642.444

Total Assets	23.580	24.391	2.615.296	3.052.090

Total Shareholders’ Equity	8.570	9.401	950.535	1.176.343

Non-current Liabilities
Provisions	2.501	2.538	277.382	317.600
Deferred tax liabilities, net	1.665	1.333	184.670	166.791
Income tax payable	49	41	5.398	5.128
Other taxes payable	2	2	203	202
Salaries and social security	21	13	2.299	1.688
Liabilities from leasing	241	259	26.708	32.420
Loans	6.719	6.320	745.187	790.765
Other liabilities	8	8	934	1.054
Accounts payable	8	8	923	988

Total non-current Liabilities	11.214	10.522	1.243.704	1.316.636

Current Liabilities
Provisions	174	181	19.263	22.653
Contract liabilities	282	232	31.237	29.008
Income tax payable	110	419	12.189	52.398
Other taxes payable	312	236	34.653	29.511
Salaries and social security	198	222	21.972	27.765
Liabilities from leasing	279	286	30.960	35.732
Loans	523	766	57.952	95.839
Other liabilities	16	12	1.753	1.455
Accounts payable	1.903	2.116	211.078	264.750

Total Current Liabilities	3.796	4.468	421.057	559.111

Total Liabilities	15.010	14.990	1.664.761	1.875.747

Total Liabilities and Shareholders’ Equity	23.580	24.391	2.615.296	3.052.090

Note: Information reported in accordance with International Financial Reporting Standards (IFRS).

6.3. CONSOLIDATED CASH FLOW STATEMENT

Cash Flow Statement Unaudited Figures, in US$ million	2Q21	1Q22	2Q22	Y/Y Δ	Q/Q Δ	1H21	1H22	Y/Y Δ
Operating activities
Net income	(492)	248	798	N/A	221.5%	(517)	1,046	N/A
Income of interests in companies and joint ventures	(15)	(115)	(133)	800.1%	15.9%	(73)	(248)	241.9%
Depreciation of property, plant and equipment	772	589	631	-18.3%	7.0%	1,459	1,220	-16.4%
Depreciation of the right-of-use assets	51	51	50	-1.3%	-1.1%	98	101	2.4%
Amortization of intangible assets	13	11	12	-4.3%	10.3%	24	23	-5.3%
Losses of property, plant and equipment and intangible assets and consumption of materials	87	85	100	14.3%	16.5%	170	185	8.6%
Income tax charge	701	203	181	-74.2%	-10.7%	813	384	-52.8%
Net increase in provisions	79	72	105	33.0%	46.8%	144	177	23.1%
Impairment of property, plant and equipment and intangible assets	—	—	—	N/A	N/A	—	—	N/A
Interest, exchange differences and others	122	8	126	3.3%	1382.0%	165	134	-18.7%
Stock compensation plans	1	0	0	-62.7%	-2.8%	3	1	-62.9%
Accrued insurance	—	—	—	N/A	N/A	—	—	N/A
Results from exchange of debt instruments	—	—	—	N/A	N/A	(21)	—	N/A
Results for assignment of participation in areas	(5)	—	—	N/A	N/A	(5)	—	N/A
Results from sales of assets held for disposal	(33)	—	—	N/A	N/A	(33)	—	N/A
Results from exchange of financial instruments	—	—	—	N/A	N/A	—	—	N/A
Changes in assets and liabilities		—		N/A	N/A
Trade receivables	(162)	(113)	(231)	42.2%	103.6%	(142)	(344)	142.8%
Other receivables	55	156	(135)	N/A	N/A	(38)	21	N/A
Inventories	(86)	(3)	(210)	143.2%	7733.2%	(112)	(212)	90.2%
Accounts payable	(63)	(18)	80	N/A	N/A	128	62	-51.7%
Other taxes payable	(57)	178	(58)	2.8%	N/A	34	119	247.4%
Salaries and Social Security	13	(33)	17	28.1%	N/A	(14)	(16)	13.7%
Other liabilities	(17)	(19)	(4)	-75.4%	-78.0%	(44)	(23)	-47.1%
Decrease in provisions for payments / utilization	(10)	(30)	(32)	218.7%	5.0%	(31)	(62)	102.5%
Contract Assets	(11)	(4)	(4)	-65.8%	-4.2%	(6)	(8)	38.7%
Contract Liabilities	14	168	(19)	N/A	N/A	7	149	1965.2%
Dividends received	40	—	64	59.6%	N/A	40	64	58.4%
Insurance charge for loss of profit	5	1	—	N/A	N/A	5	1	-80.2%
Income tax payments	(1)	(2)	(4)	186.2%	63.4%	(3)	(6)	123.7%

Net cash flow from operating activities	1,001	1,433	1,334	33.3%	-6.9%	2,055	2,768	34.7%

Investing activities
Acquisitions of property, plant and equipment and intangible assets	(500)	(785)	(820)	64.0%	4.4%	(993)	(1,605)	61.6%
Proceeds from sales of financial assets	120	33	195	62.4%	497.8%	225	228	1.3%
Payments for the acquisition of financial assets	(191)	(88)	(416)	118.1%	370.3%	(339)	(504)	48.8%
Interest received from financial assets	22	1	17	-20.8%	1964.9%	35	18	-48.4%
Collection for participation in areas and sale of assets	17	2	2	-89.7%	8.2%	17	3	-80.1%

Net cash flow from investing activities	(531)	(839)	(1,021)	92.3%	21.8%	(1,055)	(1,860)	76.4%

Financing activities
Payment of loans	(543)	(467)	(257)	-52.6%	-44.9%	(1,080)	(724)	-32.9%
Payment of interests	(131)	(173)	(126)	-3.3%	-27.2%	(330)	(300)	-9.2%
Proceeds from loans	226	356	87	-61.3%	-75.5%	516	443	-14.1%
Acquisition of own shares	—	—	—	N/A	N/A	—	—	N/A
Payment of leasing	(77)	(85)	(80)	4.9%	-5.7%	(153)	(166)	8.0%
Payment of interests related to income tax	(0)	(0)	(2)	1546.1%	455.6%	(0)	(3)	1168.6%

Net cash flow from financing activities	(525)	(370)	(379)	-27.8%	2.5%	(1,047)	(749)	-28.5%

Effect of changes in exchange rates on cash and cash equivalents	6	15	26	315.4%	73.7%	17	41	146.9%
Translation adjustments	(23)	(55)	(88)	283.2%	59.5%	(79)	(143)	80.9%
Increase (decrease) in cash and cash equivalents	(72)	185	(128)	77.8%	N/A	(109)	57	N/A
Cash and cash equivalents at the beginning of the period	612	611	795	29.9%	30.2%	650	611	-6.0%

Cash and cash equivalents at the end of the period	540	795	667	23.5%	-16.1%	540	667	23.5%

Cash Flow Statement Unaudited Figures, in AR$ million	2Q21	1Q22	2Q22	Y/Y Δ	Q/Q Δ	1H21	1H22	Y/Y Δ
Operating activities
Net income	(46,262)	26,417	94,063	N/A	256.1%	(48,509)	120,480	N/A
Income of interests in companies and joint ventures	(1,439)	(12,229)	(15,465)	974.7%	26.5%	(6,555)	(27,694)	322.5%
Depreciation of property, plant and equipment	72,552	62,809	74,560	2.8%	18.7%	133,427	137,369	3.0%
Depreciation of the right-of-use assets	4,768	5,391	5,894	23.6%	9.3%	8,982	11,285	25.6%
Amortization of intangible assets	1,197	1,182	1,492	24.6%	26.2%	2,239	2,674	19.4%
Losses of property, plant and equipment and intangible assets and consumption of materials	8,186	9,103	11,738	43.4%	28.9%	15,555	20,841	34.0%
Income tax charge	65,970	21,666	21,551	-67.3%	-0.5%	75,896	43,217	-43.1%
Net increase in provisions	7,455	7,653	12,430	66.7%	62.4%	13,178	20,083	52.4%
Impairment of property, plant and equipment and intangible assets	—	—	—	N/A	N/A	—	—	N/A
Interest, exchange differences and others	11,375	765	14,033	23.4%	1734.4%	15,189	14,798	-2.6%
Stock compensation plans	122	53	57	-53.3%	7.5%	241	110	-54.4%
Accrued insurance	—	—	—	N/A	N/A	—	—	N/A
Results from exchange of debt instruments	—	—	—	N/A	N/A	(1,855)	—	N/A
Results for assignment of participation in areas	(472)	—	—	N/A	N/A	(472)	—	N/A
Results from sales of assets held for disposal	(3,121)	—	—	N/A	N/A	(3,121)	—	N/A
Results from exchange of financial instruments	—	—	—	N/A	N/A	—	—	N/A
Changes in assets and liabilities		—		N/A	N/A
Trade receivables	(15,252)	(12,073)	(27,199)	78.3%	125.3%	(13,436)	(39,272)	192.3%
Other receivables	5,202	16,647	(15,902)	N/A	N/A	(3,061)	745	N/A
Inventories	(8,102)	(285)	(24,708)	205.0%	8569.5%	(10,349)	(24,993)	141.5%
Accounts payable	(5,947)	(1,942)	9,405	N/A	N/A	10,933	7,463	-31.7%
Other taxes payable	(5,339)	18,936	(6,886)	29.0%	N/A	2,728	12,050	341.7%
Salaries and Social Security	1,246	(3,554)	2,001	60.6%	N/A	(1,203)	(1,553)	29.1%
Other liabilities	(1,593)	(2,024)	(492)	-69.1%	-75.7%	(3,970)	(2,516)	-36.6%
Decrease in provisions for payments / utilization	(933)	(3,210)	(3,729)	299.7%	16.2%	(2,754)	(6,939)	152.0%
Contract Assets	(1,028)	(416)	(441)	-57.1%	6.0%	(548)	(857)	56.4%
Contract Liabilities	1,327	17,882	(2,231)	N/A	N/A	716	15,651	2085.9%
Dividends received	3,766	—	7,540	100.2%	N/A	3,794	7,540	98.7%
Insurance charge for loss of profit	503	116	—	N/A	N/A	515	116	-77.5%
Income tax payments	(129)	(256)	(463)	258.9%	80.9%	(258)	(719)	178.7%

Net cash flow from operating activities	94,052	152,631	157,248	67.2%	3.0%	187,302	309,879	65.4%

Investing activities
Acquisitions of property, plant and equipment and intangible assets	(46,976)	(83,629)	(96,612)	105.7%	15.5%	(90,616)	(180,241)	98.9%
Proceeds from sales of financial assets	11,284	3,473	22,980	103.7%	561.7%	20,540	26,453	28.8%
Payments for the acquisition of financial assets	(17,909)	(9,409)	(48,976)	173.5%	420.5%	(31,003)	(58,385)	88.3%
Interest received from financial assets	2,049	89	2,034	-0.7%	2185.4%	3,221	2,123	-34.1%
Collection for participation in areas and sale of assets	1,634	177	212	-87.0%	19.8%	1,634	389	-76.2%

Net cash flow from investing activities	(49,918)	(89,299)	(120,362)	141.1%	34.8%	(96,224)	(214,392)	122.8%

Financing activities
Payment of loans	(51,050)	(49,729)	(30,327)	-40.6%	-39.0%	(98,518)	(80,056)	-18.7%
Payment of interests	(12,281)	(18,474)	(14,894)	21.3%	-19.4%	(29,944)	(33,368)	11.4%
Proceeds from loans	21,208	37,918	10,296	-51.5%	-72.8%	46,921	48,214	2.8%
Acquisition of own shares	—	—	—	N/A	N/A	—	—	N/A
Payment of leasing	(7,197)	(9,075)	(9,470)	31.6%	4.4%	(13,980)	(18,545)	32.7%
Payment of interests related to income tax	(14)	(47)	(289)	1964.3%	514.9%	(21)	(336)	1500.0%

Net cash flow from financing activities	(49,334)	(39,407)	(44,684)	-9.4%	13.4%	(95,542)	(86,391)	-9.6%

Effect of changes in exchange rates on cash and cash equivalents	593	1,607	3,089	420.9%	92.2%	1,515	4,696	210.0%
Increase (decrease) in cash and cash equivalents	(4,607)	25,532	(4,709)	2.2%	N/A	(2,949)	20,823	N/A
Cash and cash equivalents at the beginning of the period	56,276	62,678	88,210	56.7%	40.7%	54,618	62,678	14.8%

Cash and cash equivalents at the end of the period	51,669	88,210	83,501	61.6%	-5.3%	51,669	83,501	61.6%

Note: Information reported in accordance with International Financial Reporting Standards (IFRS).

6.4. MAIN PHYSICAL MAGNITUDES

Main physical magnitudes Unaudited Figures	Unit	1Q21	2Q21	3Q21	4Q21	Cum. 2021	1Q22	2Q22	Cum. 2022
Total Production	Kboe	39,330	41,961	45,591	44,542	171,424	45,523	45,836	91,360

Crude oil production	Kbbl	18,691	19,125	19,265	19,886	76,967	19,993	20,506	40,499
NGL production	Kbbl	2,653	3,329	3,832	2,757	12,572	3,979	3,796	7,775
Gas production	Mm3	2,860	3,102	3,576	3,482	13,020	3,427	3,424	6,851
Henry Hub	USD/MMBTU	2.7	3.0	4.3	4.8	3.7	4.6	7.5	7.5
Brent	USD/bbl	61.8	68.8	73.5	79.6	70.7	97.4	111.9	209.3
Sales volume (YPF stand alone)

Sales of refined products	Km3	4,140	4,264	4,610	4,651	17,666	4,411	4,650	9,062

Domestic market	Km3	3,901	3,976	4,297	4,291	16,465	4,061	4,323	8,383
Gasoline	Km3	1,240	1,032	1,263	1,452	4,987	1,410	1,364	2,774
Diesel	Km3	1,811	1,931	2,084	2,181	8,007	2,030	2,284	4,314
Jet fuel and kerosene	Km3	65	49	74	107	295	124	115	239
Fuel Oil	Km3	102	73	36	5	216	4	13	17
LPG	Km3	130	195	186	135	645	133	212	345
Other (*)	Km3	553	697	654	411	2,316	360	335	695
Export market	Km3	239	288	313	360	1,200	351	328	678
Petrochemical naphtha	Km3	0	96	89	20	205	15	53	69
Jet fuel and kerosene	Km3	25	27	29	59	140	74	81	154
LPG	Km3	74	23	62	154	313	124	28	152
Bunker (Diesel and Fuel Oil)	Km3	52	64	78	71	264	94	67	160
Other (*)	Km3	88	79	55	56	278	44	100	144

Sales of petrochemical products	Ktn	247	229	248	193	917	215	217	432

Domestic market	Ktn	166	179	187	171	704	180	189	370
Methanol	Ktn	43	57	71	53	224	19	0	19
Other	Ktn	123	121	117	118	479	162	189	351
Export market	Ktn	81	50	60	22	213	35	27	62
Methanol	Ktn	45	18	32	3	98	1	0	1
Other	Ktn	37	32	28	19	115	34	27	62

Grain, flours and oils	Ktn	294	456	381	238	1,371	271	517	788

Domestic market	Ktn	11	11	4	7	33	7	39	46
Export market	Ktn	284	445	377	232	1,338	264	478	742

Fertilizers	Ktn	186	328	25	221	760	104	166	270

Domestic market	Ktn	186	328	25	221	760	104	166	270
Main products imported (YPF stand alone)
Gasolines	Km3	82	6	46	89	223	122	40	162
Jet Fuel	Km3	0	4	0	6	9	2	0	2
Diesel	Km3	46	155	251	472	924	289	255	545

Other (*): Principally includes sales of oil and lubricant bases, grease, asphalt, and residual carbon, among others.

This document contains statements that YPF believes constitute forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995.

These forward-looking statements may include statements regarding the intent, belief, plans, current expectations or objectives as of the date hereof of YPF and its management, including statements with respect to trends affecting YPF’s future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes and reserves, as well as YPF’s plans, expectations or objectives with respect to future capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as the future price of petroleum and petroleum products, refining and marketing margins and exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes in circumstances and other factors that may be beyond YPF’s control or may be difficult to predict.

YPF’s actual future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes, reserves, capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies, as well as actual future economic and other conditions, such as the future price of petroleum and petroleum products, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-looking statements. Important factors that could cause such differences include, but are not limited to fluctuations in the price of petroleum and petroleum products, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by YPF and its affiliates before the Comisión Nacional de Valores in Argentina and with the U.S. Securities and Exchange Commission, in particular, those described in “Item 3. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in YPF’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021 filed with the Securities and Exchange Commission. In light of the foregoing, the forward-looking statements included in this document may not occur.

Except as required by law, YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions, or events expressed or implied therein will not be realized. These materials do not constitute an offer for sale of YPF S.A. bonds, shares or ADRs in the United States or elsewhere.

The information contained herein has been prepared to assist interested parties in making their own evaluations of YPF.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: August 10, 2022	By:	/s/ Pablo Calderone
	Name:	Pablo Calderone
	Title:	Market Relations Officer